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Exhibit 99.2

Third Quarter Report 2003

Biovail Corporation

[PHOTO]

Q3

Letter to
Shareholders

Dear Fellow Shareholders,

Thus far in 2003, we have launched Cardizem® LA, Zovirax Cream and Teveten® HCT, and in September of this year, our partner, GlaxoSmithKline (GSK), launched Wellbutrin XL®, potentially the most important product in the history of Biovail. Many companies several times the size of Biovail would view three or four product launches a monumental task. We have expanded and strengthened our sales force and management team and have achieved early very successful results with these launches, albeit with significant increased investment. We are convinced that this strategic investment and growth of our U.S. infrastructure is in the best long-term interest of the Company, our products and our shareholders.

OUR COMMITMENT

  •
  We will continue to grow by applying our proprietary drug delivery technologies to products with large existing prescription bases in our target therapeutic areas — cardiovascular, central nervous system, pain management, diabetes and other niche areas. As we have done in the past, we will continue to evaluate our pipeline products either for commercialization by our own sales force or for out-licensing.

  •
  Our level of disclosure and transparency has been increased to make our transactions easily understood.

THIRD QUARTER 2003 HIGHLIGHTS

        The most significant event for Biovail during the third quarter of 2003 was the September launch of Wellbutrin XL by our partner GSK. Biovail manufactures this once-daily antidepressant for commercialization in the U.S. by GSK. All early statistics indicate that this is one of the most successful launches in the pharmaceutical industry. Prescription growth in the first eight weeks post launch has been exceptional, and conversion from the twice-daily Wellbutrin SR® to this new once-daily formulation is going extremely well.

        During the third quarter, we entered into a multifaceted transaction with Ethypharm Industries of France, a company with which we have an existing license agreement and a 15% equity interest. Through this new agreement, we appointed Ethypharm our international licensee of Diltiazem LA, an international version of our once-daily Cardizem LA hypertension medication, and sold Ethypharm initial launch quantities of product. Also through this agreement, we bought out the milestone payment and royalty obligation owing to Ethypharm on Tramadol FlashTab, a product they had been developing for us. Clinical trials for this product have been completed and we expect to file it with the U.S. Food and Drug Administration before the end of 2003. Also, subject to certain conditions, we have agreed to invest up to $20 million of convertible debt into Ethypharm.

        Total revenues for the third quarter of 2003 were $215.3 million, reflecting an increase of 3% over the third quarter of 2002. Net income (U.S. GAAP) for the third quarter was $13.0 million and diluted earnings per share was $0.08 compared to $0.49 for the third quarter of 2002. Excluding certain items, third quarter net income was $34.6 million and diluted earnings per share was $0.22.

NEW REPORTING FORMAT

        We have altered the way we describe our operations and performance using the five categories listed below. We have defined our business in this manner to make our business easier to understand. The first three categories are growth areas and the fourth category offers certain brands that may be exploited in the future.

1.
Core Products — Products actively promoted by Biovail in the U.S., namely Cardizem LA, Zovirax and Teveten®.

2.
Biovail Pharmaceuticals Canada — BPC's current product portfolio includes Tiazac®, Cardizem, Monocor®, Retavase™, Zyban®, Wellbutrin® SR and Celexa (until the end of 2003).

3.
Wellbutrin XL — The magnitude of the impact this product will have on Biovail's revenues suggests that it have its own category.

4.
Legacy Products — These are the non-promoted products from which Biovail continues to derive revenue. As a group, these are declining modestly as expected; however, products such as Ativan® and Vasotec® have large prescription bases and clinical enhancements should allow us to grow these franchises.

5.
Generics — These include controlled release products distributed by Teva Pharmaceuticals.

FINANCIAL GUIDANCE

        In the fourth quarter of this year, we expect product revenue in the range of $225 million to $250 million and total revenue in the range of $250 million to $275 million. We anticipate an increase in research and development spending of 50% over third quarter 2003 levels and increased spending for several key marketing programs in the United States and Canada and the continued strengthening of our marketing infrastructure. Total operating expenses are expected to be in the range of $130 million to $140 million. These expenses reduce earnings in Q4 but position Biovail for stronger performance in 2004. We anticipate earnings per share for Q4 to be in the range of 25 cents to 40 cents.

        For 2004, we estimate total revenue, including revenue from the five categories defined above as well as revenue from R&D and other co-promotions, in the range of $880 million to $1,007 million.

IN CLOSING

        The refinements we have made to our disclosure framework for both operations and transactions will serve to create greater clarity and make Biovail's ongoing performance and growth potential easier to understand.

        We have a proven strategy and rich and maturing pipeline of products under development with superb market potential. We anticipate having operating cash flow in excess of $300 million by the end of 2003 and upwards of $400 million by the end of 2004. Our two high-growth products, Cardizem LA and Wellbutrin XL, are producing solid revenue streams. Our pipeline includes two late-stage pipeline products, tramadol XL and metformin XL, and we have added ten developmental product programs to our pipeline in 2003. All of these initiatives and activities clearly represent an exciting future for Biovail.

        On behalf of Biovail's Board of Directors, I would like to thank all our valued employees for their continued dedication to achieving Biovail's objectives, and Biovail's shareholders for their support.

/s/ EUGENE N. MELNYK
Eugene N. Melnyk
Chairman of the Board
Chief Executive Officer

Consolidated Balance Sheets
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

	September 30 2003	December 31 2002
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$43,289	$56,080
Restricted cash	30,060	—
Accounts receivable	237,611	190,980
Inventories	82,563	53,047
Deposits and prepaid expenses	9,302	21,524

	402,825	321,631
Long-term investments	102,035	79,324
Property, plant and equipment, net	165,551	136,784
Goodwill, net	102,448	102,212
Intangible assets, net	1,116,580	1,080,503
Other assets, net	147,080	113,350

	$2,036,519	$1,833,804

LIABILITIES
Current
Accounts payable	$87,806	$71,641
Accrued liabilities	101,749	95,289
Income taxes payable	44,880	35,691
Deferred revenue	11,841	19,947
Current portion of long-term obligations	95,322	122,590

	341,598	345,158
Deferred revenue	15,350	18,200
Minority interest	15,346	—
Long-term obligations	701,605	624,760

	1,073,899	988,118

SHAREHOLDERS' EQUITY
Common shares	1,445,043	1,433,624
Stock options outstanding	4,940	4,856
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Deficit	(505,449)	(580,413)
Accumulated other comprehensive income (loss)	28,074	(2,393)

	962,620	845,686

	$2,036,519	$1,833,804

Consolidated Statements of Income
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data) (Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
REVENUE
Product sales	$179,985	$174,508	$464,629	$462,150
Research and development	4,542	7,653	10,815	19,168
Co-promotion, royalty and licensing	30,787	26,783	148,543	68,010

	215,314	208,944	623,987	549,328

EXPENSES
Cost of goods sold	40,079	44,007	88,823	121,014
Research and development	20,608	14,626	60,427	39,547
Selling, general and administrative	76,733	44,922	179,839	123,240
Amortization	28,243	15,994	114,650	42,522
Acquired research and development	18,409	—	102,609	—
Settlements	—	—	(34,055)	—
Write-down of assets	—	1,369	—	1,369

	184,072	120,918	512,293	327,692

Operating income	31,242	88,026	111,694	221,636
Interest income	1,191	298	5,893	2,859
Interest expense	(10,540)	(10,956)	(30,029)	(22,753)
Other income (expense)	(5,958)	3,309	706	3,243

Income before provision for income taxes	15,935	80,677	88,264	204,985
Provision for income taxes	2,950	5,700	13,300	14,400

Net income	$12,985	$74,977	$74,964	$190,585

Earnings per share
Basic	$0.08	$0.52	$0.47	$1.27

Diluted	$0.08	$0.49	$0.47	$1.18

Weighted average number of common shares outstanding (000s)
Basic	158,704	145,367	158,428	150,252

Diluted	160,426	154,016	160,115	161,235

Consolidated Statements of Cash Flows
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)

	Nine Months Ended September 30
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$74,964	$190,585
Add (deduct) items not involving cash
Depreciation and amortization	126,645	50,385
Amortization of deferred financing costs	2,103	2,016
Amortization of discounts on long-term obligations	5,461	3,928
Compensation cost for employee stock options	1,262	1,499
Acquired research and development	102,609	—
Write-down of assets	—	1,369
Other	(1,884)	(3,243)

	311,160	246,539
Net change in non-cash operating items	(67,100)	(4,638)

Cash provided by operating activities	244,060	241,901

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of intangible assets	(203,052)	(373,388)
Increase in loan receivable	(40,000)	—
Acquisitions of long-term investments	(34,596)	(85,451)
Additions to property, plant and equipment	(28,283)	(39,284)
Proceeds on disposal of intangible asset	10,000	—

Cash used in investing activities	(295,931)	(498,123)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	11,419	5,528
Repurchase of common shares	—	(503,100)
Proceeds from the exercise of warrants	—	112,823
Advances under revolving term credit facility, including financing costs	114,800	8,795
Repayments of other long-term obligations	(88,261)	(41,980)
Issuance of Senior Subordinated Notes, net of financing costs	—	384,280

Cash provided by (used in) financing activities	37,958	(33,654)

Effect of exchange rate changes on cash and cash equivalents	1,122	36

Decrease in cash and cash equivalents	(12,791)	(289,840)
Cash and cash equivalents, beginning of period	56,080	434,891

Cash and cash equivalents, end of period	$43,289	$145,051

Shareholder Information	Corporate Information

BIOVAIL CORPORATION
7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5

T: (905) 286-3000
F: (905) 286-3050
E: ir@biovail.com
W: www.biovail.com

 HOW TO REACH US FOR MORE INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

 TRADING SYMBOL — BVF

New York Stock Exchange
Toronto Stock Exchange

 REGISTRARS AND TRANSFER AGENTS

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Mellon Investor Services, LLC
New York, New York, USA

The following words and logos are trademarks for the company and may be registered in Canada, the United States and certain other jurisdictions: Biovail, Cardizem®, Tiazac®, Wellbutrin®, Wellbutrin XL®, Wellbutrin SR®, Ativan®, Isordil®, Teveten®, Vasotec®, Vaseretic®, CEFORM™, Shearform™, FlashDose®, Instatab™, SportSafe™, DrinkUp™ and Cardisense®.

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, third parties, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

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Third Quarter Report 2003
Biovail Corporation
Q3